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                                                              EXHIBIT 99.(a)(14)

[INTERVOICE LOGO]                                                 PRESS RELEASE


FOR IMMEDIATE RELEASE

     CONTACT:
     InterVoice, Inc.
     Rob-Roy J. Graham
     Chief Financial Officer
     (972) 454-8712

20-99


                    INTERVOICE TENDER OFFER FOR BRITE SHARES
                              SUCCESSFULLY EXPIRES

DALLAS, TEXAS - JUNE 2, 1999 - InterVoice, Inc. announced today that it has accepted for purchase 9,158,155 shares of common stock of Brite Voice Systems, Inc. (Brite) tendered by Brite shareholders. More than eleven million shares were tendered by Brite shareholders in response to InterVoice's tender offer to purchase up to 9,158,155 shares, or approximately 75% of the outstanding shares of Brite's stock. InterVoice currently anticipates that payment for the 9,158,155 Brite shares will occur promptly after proration of the tendered shares. InterVoice will acquire the remaining 25% of the outstanding Brite shares in a merger after the tender offer. Each Brite share will be exchanged for share(s) of InterVoice valued at $13.40. The ratio of exchange will be determined based on the average closing price of an InterVoice share for the twenty-five trading days preceding the merger.

This press release and public oral statements by InterVoice and Brite representatives may contain forward-looking information that is subject to certain risks and uncertainties that could cause actual results to vary from those projected. Statements that are not historical facts, including statements about confidence in strategies, plans and expectations about new and existing products and their market acceptance, expectations about future revenues and earnings, industry growth and demand, and returns on investments in products and markets are forward-looking statements that involve risks and uncertainties that could materially impact the companies and the merged company results from operations. For a discussion of the risks and uncertainties that could materially impact the companies and their results from operations, please see InterVoice's and Brite's Forms 10-K and Forms 10-Q, and other filings, filed with the Securities and Exchange Commission.

InterVoice, Inc. (NASDAQ:INTV), is a leading global supplier of call automation systems for call centers, enhanced network-based services for telecommunications service providers and the world's largest supplier of interactive voice response systems. With nearly 12,000 systems shipped to 52 countries, InterVoice's solutions are used to increase revenues, decrease costs, and deliver exceptional customer service. InterVoice, an ISO 9001 certified company, is headquartered in Dallas, Texas, USA and has representative offices in the Americas, Europe, and Asia-Pacific. Company information


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and interactive product demonstrations are available on the World Wide Web at
http://www.intervoice.com.

Brite Voice Systems, Inc. (NASDAQ:BVSI), is a world leader in providing enhanced telecommunications systems and interactive information systems. Brite's products include prepaid, messaging, voice mail, voice activated dialing, enhanced calling cards, as well as interactive information and IVR-CTI applications. The company also provides managed service capabilities for these products. Brite is certified ISO 9001/TickIT, a globally accepted quality management recognition. Brite's certification includes the design, development, manufacture, installation and support of computer-based voice and multimedia systems. The certification also includes the company's associated managed services, information services and training services.